Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Westlake Corp. (WLK)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 7451, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Westlake Corp. (WLK)
Vote Yes: Item # 8

Shareholder Proposal on Single-Use Plastics

Annual Meeting: May 11, 2023

CONTACT: Conrad MacKerron | mack@asyousow.org

THE RESOLUTION

Resolved: With board oversight, shareholders request that Westlake Chemical prepare a report, at reasonable cost and omitting proprietary information, describing how the Company could shift its plastic resin business model from virgin to recycled polymer production as a means of reducing plastic pollution of the oceans.

Supporting Statement: Proponents suggest, at Company discretion, the analysis include:

•	Quantification (in tons and/or as a percentage of total production) of the Company’s polymer production for SUP markets.
•	Plans to ensure that shifting from virgin to recycled plastics will utilize recycling technologies that are cost-effective, process and energy efficient, and environmentally sound.
•	An assessment of the resilience of the Company’s portfolio of petrochemical assets under virgin to recycled transition scenarios of five and ten years, and the financial risks and benefits associated with such scenarios.
•	The benefits of such a shift in terms of plastic pollution avoided.

SUMMARY

Plastic pollution may be nearing an irreversible tipping point, according to recent scientific analysis.1,2 The current plastic lifecycle imposes costs to the environment, climate, and human health that are, in total, at least ten times higher than the market price of plastics.3 Plastic waste generation continues to increase despite enhanced consumer, corporate, and regulatory attention, while efforts to increase use of recycled plastic remain largely stalled. Only about 9% of plastic is recycled globally. Only 2% of new plastic is produced from recycled plastic waste.

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1 https://scitechdaily.com/global-plastic-pollution-may-be-nearing-an-irreversible-tipping-point

2 https://scitechdaily.com/earths-safe-planetary-boundary-for-pollutants-including-plastics-exceeded

3 https://wwf.panda.org/wwf_news/?3507866/These-costs-for-plastic-produced-in-2040-will-rise-to-US71-trillion-unless-urgent-action-is-taken

2023 Proxy Memo Westlake Corp. | Shareholder Proposal on Single-Use Plastics

In 2021, the world generated 139 million metric tons of single-use plastic waste, 6 million more than in 2019. At the heart of the plastic pollution problem are single-use plastics (“SUP”), which make up the largest component of the 11 million metric tons of plastics that flow into the oceans annually. Without drastic action, this rate is set to triple by 2040.4,5

Westlake Corp. (“Westlake”) is among the top 50 producers of plastic resins bound for single-use applications, with up to 1 million tons produced annually, resulting in an estimated 600,000 pounds of plastic waste according to a recent analysis by the Minderoo Foundation.6 While several of its peers have committed to incorporate significant amounts of recycled plastic, as noted below, Westlake has not.

The Pew Charitable Trusts’ widely respected Breaking the Plastic Wave report found that plastic pollution can be reduced by 80% while still meeting projected global demand for plastics by 2040 with “roughly the same amount of plastic in the system as today, and 11% lower levels of virgin plastic production.”7 This is laid out in the study’s central pathway, the System Change Scenario (“the Pew Scenario”), which uses a peer-reviewed methodology to demonstrate how an 80% reduction in plastic pollution can be achieved. The Pew Scenario leverages multiple solutions, including increased recycling and product substitution and a one-third absolute demand reduction, mostly of virgin single-use plastics. This scenario can be achieved by eliminating unnecessary and harmful plastic, increasing the utilization of reusables, and transitioning to recycled plastic instead of virgin plastic as primary feedstock used by petrochemical companies like Westlake.8,9

In this resolution, shareholders ask Westlake to report to investors on how it could shift its business model from virgin to recycled polymer production as a means of reducing global plastic pollution and reducing risk.

RATIONALE FOR A YES VOTE

Westlake is exposed to economic risk as global leaders and corporate brands call for reduction in plastic use and transition away from virgin and single-use plastics towards recycled polymers. Westlake also lags competitors by not setting a goal for the production of significant amounts of recycled polymers.

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4 https://www.unep.org/interactives/beat-plastic-pollution/

5 https://www.nationalgeographic.com/science/article/plastic-trash-in-seas-will-nearly-triple-by-2040-if-nothing-done

6 https://www.minderoo.org/plastic-waste-makers-index/

7 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 11

8 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

9 https://www.pewtrusts.org/en/research-and-analysis/articles/2020/07/23/science-study-shows-that-nearly-80-percent-of-the-annual-plastic-flow-into-the-environment

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2023 Proxy Memo Westlake Corp. | Shareholder Proposal on Single-Use Plastics

DISCUSSION

1.	Westlake is exposed to economic risk as global leaders and corporate brands call for reduction in plastic use and transition away from virgin and single-use plastics and towards recycled polymers.

Global community leaders agree that the current rate of expansion of virgin plastic production is unsustainable, recycling improvements alone are inadequate, and absolute demand reductions are critical to curbing pollution. These conclusions are reflected in recent reports by the United Nations Environment Program (UNEP), the Organization for Economic Co-operation and Development (OECD), and the US National Academies of Science, Engineering, and Medicine (NAS), and built into the Pew Scenario of Breaking the Plastic Wave.10,11,12

According to UNEP, a drastic reduction in avoidable, unnecessary, and problematic plastic is crucial to addressing the global pollution crisis. The OECD has begun calls for restraints on demand and NAS has suggested a national cap on virgin plastic production. These commitments have the potential to significantly impact the demand for the Company’s products. U.S. States are also beginning to commit to significant cuts in the use of virgin and single-use plastics.13,14 For example, in 2022, California passed the first U.S. law mandating specific cuts in the use of plastic packaging: 25% over 10 years. Further, governments around the world are increasingly taxing corporations for single-use packaging, including new laws in Maine, Oregon, and Colorado. The European Union has banned 10 single-use plastic products commonly found in ocean cleanups and imposed a tax on non-recycled plastic packaging waste.15

The Pew Scenario finds that an absolute demand in reduction for virgin single-use plastics is critical to curbing ocean plastic pollution, and that a key factor in reducing use of virgin feedstock involves collecting and processing discarded plastic waste and using it as a feedstock to generate recycled polymers. To reduce 80% of plastic waste by 2040, the Pew Scenario projects that the global mechanical plastic recycling capacity needs to be doubled to 86 million tons per year and that plastic-to-plastic conversion technologies such as chemical recycling be developed up to 13 million tons per year. This will require all major petrochemical manufacturers to switch a significant amount of their production from virgin to recycled polymer.

In its latest annual report, Westlake acknowledges that plastic recycling-related issues are a material risk that could adversely impact its operations. It cites “the potential impact on demand for ethylene, polyethylene and polyvinyl chloride due to initiatives such as recycling and customers seeking alternatives to polymers.”16 The company also acknowledges that operations and cash flow may be affected by “perceptions of our products by potential buyers of our products, as well as the public generally, and related changes in behavior, including with respect to recycling.”17 However, the Company has not acted to reduce this risk by making a substantial commitment to producing recycled plastics.

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10 https://www.unep.org/news-and-stories/press-release/comprehensive-assessment-marine-litter-and-plastic-pollution

11 https://www.oecd.org/newsroom/plastic-pollution-is-growing-relentlessly-as-waste-management-and-recycling-fall-short.htm

12 https://www.washingtonpost.com/climate-environment/2021/12/01/plastic-waste-ocean-us/

13 https://www.weforum.org/agenda/2020/10/canada-bans-single-use-plastics/

14 https://www.pbs.org/newshour/science/bold-single-use-plastic-ban-kicks-europes-plastic-purge-into-high-gear

15 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

16 https://www.sec.gov/ix?doc=/Archives/edgar/data/1262823/000126282323000011/wlk-20221231.htm , p. ii

17 https://www.sec.gov/ix?doc=/Archives/edgar/data/1262823/000126282323000011/wlk-20221231.htm , p. 16

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2023 Proxy Memo Westlake Corp. | Shareholder Proposal on Single-Use Plastics

2.	Westlake lags competitors by not setting a goal for the production of significant amounts of recycled polymers.

A recent report by the Minderoo Foundation analyzing Westlake and other large producers of single use plastics concludes that recycling is failing to scale fast enough and remains a “marginal activity” for the plastics sector. From 2019 to 2021, growth in single-use plastics made from fossil fuels was 15 times that of recycled plastics.18 Westlake could demonstrate its commitment to environmental leadership by establishing aggressive recycled content polymer goals to help meet the surging demand for plastic generated from recycled content.

The consumer brands that use resin products manufactured by companies like Westlake, many of which are members of the Business Coalition for a Global Plastics Treaty, have stated that a top priority of a global plastics treaty should be “reduction of plastic production and use . . . focusing on virgin fossil fuel-based plastic,” and “increasing the volume and quality of recycled plastics that can be used in a broad range of uses.” This group includes some of the world’s largest buyers of single-use plastics: Coca-Cola Co, Nestle, Mars, PepsiCo, Unilever, Walmart, and petrochemical company Borealis.19

Jodie Roussell, senior public affairs manager with food and beverage giant Nestlé SA, has stated: “We need to turn off the tap and reduce plastic production so that we can have a circular economy approach for the plastic that is in circulation today.” Essentially, customers of Westlake, Dow, CP Chem, and other major petrochemical producers are calling on the Company to adopt a circular approach, which would transition it away from generating plastics from virgin fossil-fuel based materials and toward materials made from the collection and recycling of post-consumer plastic waste.

Leading consumer goods companies like Procter & Gamble are struggling to meet commitments to use high levels of recycled content in packaging because of a lack of available recycled plastics from petrochemical companies like Westlake.20 PET, commonly used for single use soda and water bottles is the most recycled plastic, yet less than 30 percent of used bottles are collected for recycling. The National Association for PET Container Resources, its trade group, has warned that the U.S. does not have enough recycled PET supply, or processing capacity, to satisfy commitments of brand owners to use recycled content in their bottles.21

In contrast, leading Westlake competitors have made substantial commitments to produce significant amounts of recycled polymers:

•	Dow has agreed to build industrial ecosystems to collect, reuse or recycle 3 million metric tons of plastic waste or renewable materials annually by 2030.[22]

•	CPChem (jointly owned by Chevron and Phillips 66) has a goal to produce 450,000 metric tons (1 billion pounds) of recycled polymers by 2030.[23]

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18 https://www.minderoo.org/plastic-waste-makers-index/

19 https://www.plasticsnews.com/public-policy/plastics-treaty-talks-open-push-restrain-virgin-resins

20 https://www.reuters.com/business/sustainable-business/pg-faces-shortage-recycled-plastic-race-meet-sustainability-goals-2021-12-03/

21 https://www.plasticsnews.com/news/brand-owners-want-recycled-plastic-wheres-supply

22 https://corporate.dow.com/en-us/news/press-releases/dow-commits-to-accelerating-the-circular-ecosystem-by-transformi

23 https://www.cpchem.com/media-events/news/news-release/chevron-phillips-chemical-deepens-collaboration-with-nexus-circular

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2023 Proxy Memo Westlake Corp. | Shareholder Proposal on Single-Use Plastics

•	ExxonMobil said it plans to have the capacity to process up to 450,000 metric tons of plastic waste for recycling by 2026.[24]

RESPONSE TO WESTLAKE BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Westlake’s statement argues that the proposal is unnecessary given its “robust sustainability policies and programs that are already in place.”25 The Company does not directly address the fact that its policies do not include a commitment to set a goal to use a significant amount of recycled plastic waste to generate new polymers, as competitors CP Chem, Dow, and ExxonMobil have done. It will only acknowledge discussions with customers about their sustainability needs and “opportunities to help reduce plastic waste by including either post consumer recycled (PCR) or post-industrial recycled (PIR) resin content in their products.”26 Proponents ask Westlake to demonstrate that it is doing more than talking about using recycled plastic by setting significant time-bound recycled content goals.

CONCLUSION

A key element in easing the global plastic pollution crisis is for petrochemical manufacturers like Westlake to transition production from virgin polymers to recycled waste plastic in producing new plastic. Only 2% of plastic is generated using recycled content. The Company lags competitors including CP Chem, Dow, and ExxonMobil by not setting a goal for production of significant amounts of recycled polymers.

We recommend a “Yes” vote on this Shareholder Proposal 8

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For questions, please contact: Conrad MacKerron, As You Sow, mack@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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24 https://corporate.exxonmobil.com/news/news-releases/2022/1214_exxonmobil-starts-operations-at-large-scale-advanced-recycling-facility#:~:text=ExxonMobil%20plans%20to%20build%20advanced,annually%20by%20year%2Dend%202026

25 https://www.sec.gov/ix?doc=/Archives/edgar/data/1262823/000119312523087085/d446880ddef14a.htm, p. 48

26 https://www.sec.gov/ix?doc=/Archives/edgar/data/1262823/000119312523087085/d446880ddef14a.htm, p. 48

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